U.S. SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2003

Royal Bank of Canada

(Exact name of registrant as specified in its charter)

200 Bay Street Royal Bank Plaza Toronto, Ontario Canada M5J 2J5 Attention: Senior Vice-President & Corporate Secretary	1 Place Ville Marie Montreal, Quebec Canada H3C 3A9 Attention: Senior Vice-President & Corporate Secretary
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL BANK OF CANADA

By:	/s/ Steven Goldstein

	Name:	Steven Goldstein
	Title:	Senior Vice President, Corporate Treasury

By:	/s/ Ian MacKay

	Name:	Ian MacKay
	Title:	Executive Vice President, Corporate Treasury

Date: June 24, 2003

ROYAL BANK OF CANADA TO REPURCHASE
UP TO 25 MILLION COMMON SHARES

TORONTO, June 20, 2003 — Royal Bank of Canada today announced the launch of its normal course issuer bid to purchase, for cancellation, up to 25 million of its common shares through the facilities of the Toronto Stock Exchange.

     The purchase of common shares under the normal course issuer bid will enable the bank to balance the imperatives of maintaining strong capital ratios with the ongoing need to generate shareholder value.

     The shares that may be repurchased represent approximately 3.8% of the bank’s outstanding common shares. As of June 17, 2003 there were 661,196,699 common shares of the bank outstanding.

     Purchases under the normal course issuer bid may commence on June 24, 2003 and continue for a period of one year. The amount and timing of any such purchases will be determined by the bank.

     As of June 13, 2003, the bank had purchased 18,034,137 common shares at an average price of $54.89 under the bank’s current normal course issuer bid which will expire on June 23, 2003.

Media contact:
Beja Rodeck, Media Relations, Toronto, (416) 974-5506

Investor contact:
Nabanita Merchant, Investor Relations, Toronto, (416) 955-7803